April 6, 2009

BY EDGAR
Sasha Singh Parikh
Staff Accountant
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           China Biopharma, Inc.
Item 4.02 Form 8-K filed March 30, 2009
File No. 000-50005

Dear Ms. Parikh:

Reference is made to your comment letter, dated March 30, 2009, to China Biopharma, Inc., (the “Company”), relating to the subject (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

1.
Your Item 4.02 Form 8-K filed March 30, 2009 indicates March 25, 2009 as the date the Board of Directors concluded that the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and the Amendment thereto, and in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, should be restated to correct these errors and that the financials as previously filed should  no longer be relied upon. However, you filed an Item 4.02 8-K on November 12, 2008 indicating that on November 10, 2008, the Board of Directors concluded that the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 should be restated to correct certain errors and that the financial statements as previously filed should no longer be relied upon. Please address this discrepancy to clarify the correct date the company’s Board of Directors concluded on the non-reliance of previously issued financials statements. If the Board of Directors conclusion as to the non-reliance of the financial statements occurred at different dates for specific financial statement periods, please clarify such and explain the reason(s) for the differentiation.

Response: In connection with the review by the Division of Corporation Finance of the Securities and Exchange Commission (as set forth in the comment letter dated August 28, 2008) of the Company’s audited financial statements contained in the Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed on March 25, 2008, management identified a number of errors therein. On November 10, 2008, the Board of Directors made the conclusion that the Company’s consolidated financial statements contained in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 should be restated to correct these errors and that the financial statements as previously filed should no longer be relied upon (the “First Conclusion”). Accordingly, on November 12, 2008, the Company filed Item 4.02 Form 8-K and 10-K/A Amendment No.1 for the fiscal year ended December 31, 2007.

In connection with the review by the Division of Corporation Finance of the Securities and Exchange Commission, as set forth in the comment letter dated February 6, 2009, management further identified certain errors in, among other reports, the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed on March 25, 2008, and in the Form 10-K/A Amendment No.1 thereto, filed on November 12, 2008. On March 25, 2009, the Board of Directors again concluded that the Company’s consolidated financial statements contained in the above mentioned two reports, among others reports, should be restated and should no longer be relied upon (the “Second Conclusion”). Accordingly, on March 30, 2009, the Company filed another Item 4.02 Form 8-K, and 10-K/A Amendment No.2 for the fiscal year ended December 31, 2007, in addition to Form 10-K/A Amendment No.1 for the fiscal year ended December 31, 2006 and Form 10Q/A for the quarterly period ended September 30, 2008.

To summarize, on November 10, 2008, the company’s Board of Directors made the First Conclusion on the non-reliance on financial information contained in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed on March 25, 2008. Subsequently, on March 25, 2009, based on additional findings, the company’s Board of Directors made the Second Conclusion of non-reliance of the financial information contained in the same report, and in the Amendment No.1 thereto filed on November 12, 2008, among others. The additional findings in March 2009, based on which the Second Conclusion was made, include but not limited to, errors in financial statements as of December 31, 2007 and for the fiscal year ended thereof, as originally reported and as restated in November 2008, as a result of the restatements to the financial statements as of and for the fiscal year ended December 31, 2006, which were made in the Form 10-K/A for the fiscal year ended December 31, 2006, filed on March 30, 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Biopharma, Inc.
By:	/s/ Peter Wang
Peter Wang, CEO